Exhibit 99.1
Changes in Affiliates (Addition)
1.	Company to be affiliated

—	Company Name: SanJiang POSCO Trading Co. Ltd.

—	Total Asset (KRW) : 938,800,000

—	Total Equity (KRW): 938,800,000

—	Total Liabilities (KRW): —

—	Total Capital (KRW): 938,800,000

—	Purpose of the company : to engage in trading mineral, chemical and industrial products

2.	Name of Company Group: POSCO

3.	Reason for Addition: Incorporation of a new corporation

4.	Total number of affiliated companies after additional affiliation: 70

5.	Date of Addition: April 3, 2007

6.	Others
—  POSCO-China, which is a subsidiary of POSCO, invests 70% equities of SanJiang POSCO Trading Co. Ltd.
—  The above amount is applied with the exchange rate on April 3, 2007 (~~W~~/$:938.80). Total capital of SanJiang POSCO Trading Co. Ltd. in terms of USD is U$1,000,000.